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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019868

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dean Securities Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 South Capital Way
(No. and Street)

Olympia (City) WA (State) 98501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Randall Dean (360) 352-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vander Wegen & Associates, Inc., P.S.
(Name – *if individual, state last, first, middle name*)

PO Box 789 (Address) Shelton (City) WA (State) 98584 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/26

OATH OR AFFIRMATION

I, Jay Randall Dean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dean Securities Limited Partnership, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY F. TIMMER
COMMISSION EXPIRES
NOTARY
PUBLIC
10-19-04
STATE OF WASHINGTON

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS
911 W. Railroad Ave. • P.O. Box 789 • Shelton, Washington 98584 • (360) 426-1681 • FAX: (360) 427-0517

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

To The Partners of
Dean Securities Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of Dean Securities Limited Partnership for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of partners, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended and should not be used by anyone other than these specified parties.

Vander Wegen & Associates, Inc., P.S.

Vander Wegen & Associates, Inc., PS
Shelton, Washington

February 26, 2002

Dean Securities Limited Partnership

FINANCIAL STATEMENTS

December 31, 2001

Dean Securities Limited Partnership

TABLE OF CONTENTS

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS
911 W. Railroad Ave. • P.O. Box 789 • Shelton, Washington 98584 • (360) 426-1681 • FAX: (360) 427-0517

Independent Auditor's Report

Dean Securities Limited Partnership
Olympia, Washington

We have audited the accompanying balance sheet of Dean Securities Limited Partnership as of December 31, 2001 and the related statement of operations, partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dean Securities Limited Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vander Wegen & Associates, Inc., P.S
Certified Public Accountants

February 26, 2002

Dean Securities Limited Partnership
BALANCE SHEET
December 31, 2001

		2001
ASSETS		
CURRENT ASSETS		
Cash	$	76,579
Commissions Receivable		24,970
Securities Owned, At Market Value		148,436
Total Current Assets		249,985
FIXED ASSETS		
Land		153,000
Furniture, Equipment and Leasehold Improvements		134,399
Building & Improvements		244,360
Subtotal		378,759
Less: Accumulated Depreciation		(236,543)
Subtotal		142,216
Net Fixed Assets		295,216
TOTAL ASSETS	$	545,201
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Trade Accounts Payable	$	3,000
Commissions Payable		25,812
Accounts Payable-Clearing Broker		5,548
Securities Sold, But Not Yet Purchased, At Market Value		0
TOTAL CURRENT LIABILITIES		34,360
PARTNERS CAPITAL		510,841
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	545,201

See Accompanying Notes.

Dean Securities Limited Partnership
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

		2001
REVENUES		
Commissions	$	372,516
Loss on Firm Trading Accounts		(28,490)
Interest Income		11,851
Tax Exempt Interest		7,533
Miscellaneous Income		22,872
Total Revenues		386,282
OPERATING EXPENSES		
Partners' Commissions		80,671
Registered Representatives Commissions		111,708
Brokerage and Clearance Fees		83,844
Regulatory Fees, Legal and Audit Fees		36,430
Error and Bad Debt		102
Partners' Guaranteed Payments		18,000
Office Salaries		38,775
Payroll and Business Taxes and Licenses		8,042
Employee Benefits		2,547
Office Rent and Occupancy Expense		24,047
Postage		532
Telephone		5,520
Office Supplies and Expense		2,212
Subscriptions		1,081
Repairs, Maintenance and Insurance		1,242
Advertising and Promotion		22,202
Meals & Entertainment		1,682
Auto Expense		5,311
Miscellaneous Expense		717
Depreciation		3,956
Total Operating Expenses		448,621
NET LOSS FROM OPERATIONS		(62,339)
OTHER INCOME		
Rental Income-Hood Canal		24,750
Less: Rental Expenses		(22,062)
Total Other Income		2,688
NET LOSS FOR THE YEAR		(59,651)

See Accompanying Notes.

Dean Securities Limited Partnership
STATEMENT OF PARTNERS' CAPITAL
Year Ended December 31, 2001

		2001
Partners' Capital, January 1, 2001	$	570,492
Additions During The Year:		0
Net Loss		(59,651)
Total		510,841
Subtractions During The Year:		
Partners' Draws		0
Partners' Capital, December 31, 2001	$	510,841

See Accompanying Notes.

Dean Securities Limited Partnership
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss for the Year	$	(59,651)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		13,210
(Increase) Decrease in Securities Owned, At Market Value		77,523
(Increase) Decrease in Commissions Receivable		7,387
Increase (Decrease) in Accounts Payable - Clearing Broker		(6,333)
Increase (Decrease) in Securities Sold, Not Yet Purchased		(27,282)
Increase (Decrease) in Accounts Payable Other		(6,429)
Increase (Decrease) in Other Liabilities		7,146
Total Adjustments		65,222
Net Cash Provided by Operating Activities		5,571
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		0
Proceeds from Sale of Assets		0
Net Cash Provided by Investing Activities		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' Draws		0
Net Cash Provided by Financing Activities		0
NET INCREASE (DECREASE) IN CASH		5,571
Cash at Beginning of Year		71,008
Cash at End of Year	$	76,579
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year for:		
Interest (net of amount capitalized)	$	18,050
Income Taxes (refund)		0

DISCLOSURE OF ACCOUNTING POLICY:
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

See Accompanying Notes.

Dean Securities Limited Partnership
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

The Company conducts business in Olympia, Washington, as an introducing Broker with exchange transactions handled by Paine Webber, Inc. The primary source of revenue is providing brokerage services to customers, who are predominately small and middle-income individuals and businesses. The Company is a limited partnership and was formed on January 12, 1990.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory services.

Securities' Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued as determined by management.

Fixed Assets and Depreciation
Fixed assets are stated at cost. Building and equipment are depreciated using straight-line and accelerated methods. Depreciation Expense for the year ended December 31, 2001 was $13,210.

Federal Income Tax
The accompanying financial statements include no provision for Federal income tax; the net income is included on the individual tax returns of the partners.

NOTE C - MARKETABLE SECURITIES

Securities owned and securities sold but not yet purchased consist of trading and investment securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
State and municipal obligations	39,395	-0-
Corporate bonds, debentures, and notes	24,298	-0-
Corporate stocks	84,743	-0-
	$148,436	$ -0-

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	Payable
Payable to clearing broker	$ -0-	$ 5,548
Fees and commissions receivable	24,970	-0-
	$ 24,970	$ 5,548

The Company clears all of its proprietary and customer transactions through the clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - ALLOCATION OF INCOME AND LOSSES

All revenues, income, profits and losses of the partnership, whether from operations, sales, or any other services, shall be apportioned and shared by the partners in proportion to their respective capital accounts. The General Partners own 60% and the Limited Partners own 40% interest.

NOTE F - RETIREMENT PLAN

The Company adopted a Simplified Employee Pension-Trust Individual Retirement Plan in 1980. The Plan includes employees with three years employment service and a minimum age of twenty-one years. During 2001 there were no Company contributions to the plan.

NOTE G - PRINCIPAL TRANSACTIONS

The Company's principal transaction revenues by reporting categories are as follows at December 31, 2001

Fixed Income	$(58,659)
Municipals	36,277
Equity	(6,108)
	$(28,490)

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE I - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) At December 31, 2001, the Company had a net capital of $195,904 which was $ 95,904 in excess of its required net capital of $100,000. The Company's net capital ratio was .17 to 1.

NOTE I - LEASE

The Company leases office approximately 3,300 square feet of office space in Olympia, Washington under the terms of a two year lease agreement dated November 27, 2000. The monthly rent is $1,850 for the first year, $2,000 for the second with an option to renew for a third year at $2,150.

In 1999, the Company entered into a cancelable operating lease for a managed network system. The monthly rental is $1,501 for the first year and $1,984 there after until canceled.

At December 31, 2001 the amount due under noncancellable operating leases is $22,000 for 2002. Rent expense was $40,362 for the year ended December 31, 2001.

NOTE J - GUARANTEED PAYMENTS TO PARTNERS

Under a partnership agreement, each of the general partners may receive compensation for services to the partnership in the form of commissions or salary in the form of guaranteed payments. In 2001 partners received a total of $18,000 in guaranteed payments and $80,671 in partners' commissions.

NOTE K - USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE L - SUBSEQUENT EVENT

As of December 28, 2001 the partners formed a new Washington Limited Liability Company that will be the successor entity effective January 1, 2002 named Dean Securities, L.L.C.

NOTE M - GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company incurred a net loss of $59,651, decreasing the assets of the Partnership. The loss creates an uncertainty about the Company's ability to continue as a going concern. Management is taking steps to reduce the risk of exposure on principal transactions so that the commissions generated will result in gains to the Company. The total Partnership equity at December 31, 2001 was $510,841. Net Capital could also be increased from the sale or mortgage of non-allowable assets.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its continued ability to meet the current minimum net capital requirement of $100,000. No assurance can be given that the Company will be successful in these efforts.

SUPPLEMENTARY INFORMATION

Schedule I
Dean Securities Limited Partnership
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

NET CAPITAL		
Total Partners' Equity		$ 510,841
Deduct Partners' equity not allowable for net capital		0
Total Partners' equity qualified for net capital		510,841
Add:		
A. Allowable subordinated liabilities		0
B. Other deductions or credits		0
Total capital and allowable subordinated liabilities		510,841
Deductions and/or charges		
A. Non-allowable assets		
Real estate and fixed assets	$ 295,216	
Other Assets	0	(295,216)
Net capital before haircuts on securities positions		215,625
A. Contractual securities commitments	$ 0	
B. Deficit in securities collateralizing secured demand notes	0	
C. Trading and investment securities:		
1. Exempted securities	2,046	
2. Debt securities	3,500	
3. Options	0	
4. Other securities	13,869	
D. Undue concentration	306	
E. Other	0	(19,721)
Net capital		195,904
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$ 2,291	
Minimum Dollar Requirement	100,000	
Net capital requirement (greater of)		100,000
		95,904
Excess net capital at 1000% (Net cap - 10% of AI)		192,467
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payable to brokers	5,548	
Other accounts payable and accrued expenses	28,812	34,360
Total aggregate indebtedness		34,360
Ratio: Agregate Indebtedness to Net Capital		18%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited)		$ 195,905
Rounding		(1)
Net capital per above		$ 195,904

See Accompanying Notes.

Schedule II
Dean Securities Limited Partnership
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
As of December 31, 2001

Dean Securities Claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

See Accompanying Notes.